SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 1)*

AMREP Corporation

(Name of Issuer)

Common Stock, Par Value $0.10 Per Share

(Title of Class of Securities)

032159 10 5

(CUSIP Number)

Robert Robotti
c/o Robotti & Company, Incorporated
110 East 42nd Street, Suite 1100
New York, New York 10017
212-986-4800

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 11, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 15 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons
    Robert E. Robotti

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [ ]   (b) [X]

3. SEC Use Only

4. Source of Funds (See Instructions)
    AF, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
    United States

Number of Shares Beneficially Owned by Each Reporting Person With	
7. Sole Voting Power: -0-	
8. Shared Voting Power: 489,876	
9. Sole Dispositive Power: -0-	
10. Shared Dispositive Power: 489,876	

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    489,876

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)
    8.2%

14. Type of Reporting Person (See Instructions)
    IN, HC

1. Names of Reporting Persons
   Robotti & Company, Incorporated

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [ ]   (b) [X]

3. SEC Use Only

4. Source of Funds (See Instructions)
   OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
   New York

Number of   7. Sole Voting Power: -0-

Shares
Beneficially   8. Shared Voting Power: 364,396

Owned by
Each   9. Sole Dispositive Power: -0-

Reporting
Person With   10. Shared Dispositive Power: 364,396

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    364,396

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)
    6.1%

14. Type of Reporting Person (See Instructions)
    CO, HC

1. Names of Reporting Persons
   Robotti & Company, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [ ]   (b) [X]

3. SEC Use Only

4. Source of Funds (See Instructions)
   OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
   New York

Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power: -0-

8. Shared Voting Power: 6,650

9. Sole Dispositive Power: -0-

10. Shared Dispositive Power: 6,650

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    6,650

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)
    Less than 1%

14. Type of Reporting Person (See Instructions)
    OO, BD

1. Names of Reporting Persons
   Robotti & Company Advisors, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [ ]   (b) [X]

3. SEC Use Only

4. Source of Funds (See Instructions)
   OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
   New York

Number of Shares Beneficially Owned by Each Reporting Person With	
7. Sole Voting Power: -0-	
8. Shared Voting Power: 357,746	
9. Sole Dispositive Power: -0-	
10. Shared Dispositive Power: 357,746	

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    357,746

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)
    6.0%

14. Type of Reporting Person (See Instructions)
    OO, IA

1. Names of Reporting Persons
    Kenneth R. Wasiak

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [ ]   (b) [X]

3. SEC Use Only

4. Source of Funds (See Instructions)
    AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
    United States

Number of	7. Sole Voting Power: -0-
Shares	
Beneficially	8. Shared Voting Power: 125,480
Owned by	
Each	9. Sole Dispositive Power: -0-
Reporting	
Person With	10. Shared Dispositive Power: 125,480

11. Aggregate Amount Beneficially Owned by Each Reporting Person
     125,480

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)
     2.1%

14. Type of Reporting Person (See Instructions)
     IN, HC

1. Names of Reporting Persons
   Ravenswood Management Company, L.L.C.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [ ]   (b) [X]

3. SEC Use Only

4. Source of Funds (See Instructions)
   AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
   New York

Number of Shares Beneficially Owned by Each Reporting Person With	
7. Sole Voting Power: -0-	
8. Shared Voting Power: 125,480	
9. Sole Dispositive Power: -0-	
10. Shared Dispositive Power: 125,480	

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    125,480

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)
    2.1%

14. Type of Reporting Person (See Instructions)
    OO

1. Names of Reporting Persons
    The Ravenswood Investment Company, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [ ]   (b) [X]

3. SEC Use Only

4. Source of Funds (See Instructions)
    WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
    New York

Number of Shares Beneficially Owned by Each Reporting Person With	
7. Sole Voting Power: -0-	
8. Shared Voting Power: 88,144	
9. Sole Dispositive Power: -0-	
10. Shared Dispositive Power: 88,144	

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    88,144

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)
    1.5%

14. Type of Reporting Person (See Instructions)
    PN

1. Names of Reporting Persons
Ravenswood Investments III, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]   (b) [X]

3. SEC Use Only

4. Source of Funds (See Instructions)
WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
New York

Number of	7. Sole Voting Power: -0-
Shares	
Beneficially	8. Shared Voting Power: 37,366
Owned by	
Each	9. Sole Dispositive Power: -0-
Reporting	
Person With	10. Shared Dispositive Power: 37,366

11. Aggregate Amount Beneficially Owned by Each Reporting Person
37,366

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)
Less than 1%

14. Type of Reporting Person (See Instructions)
PN

This Statement on Schedule 13D Amendment No. 1 (this "Statement") is file on behalf of the Reporting Persons with the Securities and Exchange Commission (the "Commission"). This Statement amends the Initial Statement of Beneficial Ownership on Schedule 13D (the "Initial Statement," and as so amended, the "Schedule 13D") relating to shares of Common Stock, Par Value $0.10 Per Share (the "Common Stock"), of AMREP Corporation (the "Issuer"), filed on October 26, 2007 with the Commission as specifically set forth herein. Capitalized terms used herein and not otherwise defined herein shall have the same meanings ascribed to them in the Initial Statement.

Item 2.   Identity and Background

Item 2 of the Initial Statement is hereby amended and restated to read as follows:

(a), (b), (c) and (f). This Statement is filed on behalf of Robert E. Robotti ("Robotti"), Robotti & Company, Incorporated ("ROBT"), Robotti & Company, LLC ("Robotti & Company"), Robotti & Company Advisors, LLC ("Robotti Advisors"), Kenneth R. Wasiak ("Wasiak"), Ravenswood Management Company, L.L.C. ("RMC"), The Ravenswood Investment Company, L.P. ("RIC"), and Ravenswood Investments III, L.P. ("RI," and together with Robotti, ROBT, Robotti & Company, Robotti Advisors, Wasiak, RMC, and RIC the "Reporting Persons").

Mr. Robotti is a United States citizen whose principal occupation is serving as the president and treasurer of ROBT. ROBT, a New York corporation, is the parent holding company of Robotti & Company and Robotti Advisors. Robotti & Company, a New York limited liability company, is a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended ("Exchange Act"). Robotti Advisors, a New York limited liability company, is an investment advisor registered under the Investment Advisers Act of 1940, as amended.

Mr. Wasiak, is a United States citizen whose principal occupation is serving as a consultant in the accounting firm of Pustorino, Puglisi & Company, P.C. Each of Messrs. Robotti and Wasiak is a Managing Member of RMC. RMC, a New York limited liability company, is the general partner of RIC and RI. RIC and RI, New York limited partnerships, are private investment partnerships engaged in the purchase and sale of securities for their own accounts.

The address of each of the Reporting Persons other than Mr. Wasiak, RIC, RMC and RI is 110 East 42nd Street, Suite 1100, New York, NY 11017-8535. RMC's, RIC's, and RI's address is 104 Gloucester Road, Massapequa, New York, 11758. Mr. Wasiak's business address is 515 Madison Avenue, New York, New York 10022.

Executive Officers and Directors:

In accordance with the provisions of General Instruction C to Schedule 13D information concerning executive officers and directors of ROBT, Robotti & Company and Robotti Advisors is included in Schedule A hereto, which is incorporated by reference herein.

(d) and (e). None of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons set forth on Schedule A, has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

Item 3 of the Initial Statement is hereby amended and restated to read as follows:

The aggregate purchase price of the 6,650 shares of the Common Stock held by Robotti & Company is $228,826.08 (including brokerage fees and expenses). All of the shares of Common Stock beneficially held by Robotti & Company were paid for using the working capital of its discretionary customers.

The aggregate purchase price of the 357,746 shares of the Common Stock held by Robotti Advisors is $8,007,374.06 (including brokerage fees and expenses). All of the shares of Common Stock beneficially held by Robotti Advisors were paid for using the working capital of its clients.

The aggregate purchase price of the 88,144 shares of the Common Stock held by RIC is $2,595,716.49 (including brokerage fees and expenses). All of the shares of Common Stock beneficially held by RIC were paid for using its working capital.

The aggregate purchase price of the 37,336 shares of the Common Stock held by RI is $1,094,910.16 (including brokerage fees and expenses). All of the shares of Common Stock beneficially held by RI were paid for using its working capital.

Item 4.   Purpose of Transaction

Item 4 of the Initial Statement is hereby amended to add the following:

On September 21, 2010, the Reporting Persons wrote to Mr. Edward B. Cloues, II, Chairman of the Board of the Issuer. In their letter, the Reporting Persons stated, among other things, that:

- They opposed the $12 per share bid by Mr. Nicholas G. Karabots, the Issuer's Vice Chairman and controlling shareholder.
- The bid was ill-timed given the downturn in the Issuer's segments – real estate development and magazine subscription fulfillment.
- They opposed the bid's requirement of a $1.5 million breakup fee, since the need to perform due diligence by the Company's Vice Chairman and largest shareholder is de minimis.
- The Reporting Persons also stated that they would continue to monitor and evaluate the Board of Director's response to the bid.

Item 5.   Interest in Securities of the Issuer

Item 5 of the Initial Statement is hereby amended and restated to read as follows:

(a)-(b). As of September 23, 2010, the aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Reporting Persons, and (ii) to the knowledge of the Reporting Persons, by each other person who may be deemed to be a member of a group, is as follows:

Reporting Person	Aggregate Number of Shares	Number of Shares: Sole Power to Vote or Dispose	Number of Shares: Shared Power to Vote or Dispose	Approximate Percentage*
Robotti (1)(2)(3)(4)(5)	489,876	0	489,876	8.17%
ROBT (1)(2)(3)	364,396	0	364,396	6.08%
Robotti & Company (1)(2)	6,650	0	6,650	**
Robotti Advisors (1)(3)	357,746	0	357,746	5.97%
Wasiak (1)(4)(5)	125,480	0	125,480	2.09%
RMC (1)(4)(5)	125,480	0	125,480	2.09%
RIC (1)(4)	88,144	0	88,144	1.47%
RI (1)(5)	37,336	0	37,336	**

  * Based on 5,996,212 shares of Common Stock, Par Value $0.10 per share, outstanding at August 31, 2010, as disclosed in the Issuer's Quarterly Report on Form 10-Q, for the quarter ended July 31, 2010.
   ** Less than one percent.

  (1) Each of the Reporting Persons disclaims beneficial ownership of the securities held by any other Reporting Person except to the extent of such Reporting Person's pecuniary interest therein, if any.
  (2) Each of Mr. Robotti and ROBT share with Robotti & Company the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 6,650 shares of Common Stock owned by the discretionary customers of Robotti & Company.
  (3) Each of Mr. Robotti and ROBT share with Robotti Advisors the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 357,746 shares of Common Stock owned by the advisory clients of Robotti Advisors.
  (4) Each of Messrs. Robotti and Wasiak and RMC share with RIC the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 88,144 shares of Common Stock owned by RIC.
  (5) Each of Messrs. Robotti and Wasiak and RMC share with RI the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 37,336 shares of Common Stock owned by RI.

(c) The table below lists all the transactions in the Issuer's Common Stock from March 12, 2010, sixty days prior to the date of the event requiring the filing of this Statement. All transactions were made by Robotti & Company, Robotti Advisors, RIC, and RI in the open market.

Transactions in Shares since March 12, 2010.

Party	Date of Purchase/ Sale	Number of Shares of the Common Stock	Buy/Sell	Price Per Share
Robotti Advisors' Advisory Clients	04/01/2010	21	BUY	$13.39
Robotti Advisors' Advisory Clients	04/19/2010	300	BUY	$13.75
Robotti Advisors' Advisory Clients	04/20/2010	100	BUY	$13.759
Robotti Advisors' Advisory Clients	05/05/2010	300	BUY	$13.49
Robotti Advisors' Advisory Clients	05/05/2010	119	BUY	$13.50
Robotti Advisors' Advisory Clients	05/06/2010	1,081	BUY	$13.50
Robotti Advisors' Advisory Clients	05/07/2010	1,600	BUY	$13.50
Robotti Advisors' Advisory Clients	05/10/2010	400	BUY	$13.50
Robotti Advisors' Advisory Clients	05/11/2010	500	BUY	$13.497
Robotti Advisors' Advisory Clients	05/11/2010	800	BUY	$13.4925
Robotti Advisors' Advisory Clients	05/13/2010	550	BUY	$13.75
Robotti Advisors' Advisory Clients	05/14/2010	300	BUY	$13.4967
Robotti Advisors' Advisory Clients	05/14/2010	300	BUY	$13.4833
Robotti Advisors' Advisory Clients	05/17/2010	800	BUY	$13.50
Robotti Advisors' Advisory Clients	05/19/2010	400	BUY	$13.50
Robotti Advisors' Advisory Clients	05/20/2010	4,667	BUY	$13.4664
Robotti Advisors' Advisory Clients	05/20/2010	4,484	BUY	$13.4595
Robotti Advisors' Advisory Clients	05/21/2010	6,672	BUY	$13.3842
Robotti Advisors' Advisory Clients	05/24/2010	3,745	BUY	$13.4969
Robotti Advisors' Advisory Clients	05/25/2010	911	BUY	$13.4835
Robotti Advisors' Advisory Clients	05/26/2010	127	BUY	$13.4721
Robotti Advisors' Advisory Clients	05/27/2010	882	BUY	$13.4433
Robotti Advisors' Advisory Clients	05/28/2010	3,580	BUY	$13.4104

Robotti Advisors' Advisory Clients	06/01/2010	1,138	BUY	$13.4564
Robotti Advisors' Advisory Clients	06/02/2010	101	BUY	$13.50
Robotti Advisors' Advisory Clients	06/03/2010	(985)	SELL	$13.5534
Robotti Advisors' Advisory Clients	06/04/2010	3,249	BUY	$13.4316
Robotti Advisors' Advisory Clients	06/07/2010	6,323	BUY	$13.4559
Robotti Advisors' Advisory Clients	06/08/2010	2,125	BUY	$13.4836
Robotti Advisors' Advisory Clients	06/24/2010	4,983	BUY	$13.419
Robotti Advisors' Advisory Clients	06/25/2010	3,000	BUY	$13.4694
Robotti Advisors' Advisory Clients	06/28/2010	5,369	BUY	$13.4337
Robotti Advisors' Advisory Clients	06/29/2010	992	BUY	$13.50
Robotti Advisors' Advisory Clients	06/30/2010	5,099	BUY	$12.4961
Robotti Advisors' Advisory Clients	07/01/2010	2,109	BUY	$12.494
Robotti Advisors' Advisory Clients	07/01/2010	(650)	SELL	$12.50
Robotti Advisors' Advisory Clients	07/02/2010	100	BUY	$12.25
Robotti Advisors' Advisory Clients	07/06/2010	300	BUY	$12.25
Robotti Advisors' Advisory Clients	07/07/2010	8,913	BUY	$12.1799
Robotti Advisors' Advisory Clients	07/08/2010	400	BUY	$12.2425
Robotti Advisors' Advisory Clients	07/09/2010	200	BUY	$12.25
Robotti Advisors' Advisory Clients	07/12/2010	1,275	BUY	$12.20
Robotti Advisors' Advisory Clients	07/12/2010	(985)	SELL	$12.2092
Robotti Advisors' Advisory Clients	07/13/2010	838	BUY	$12.1986
Robotti Advisors' Advisory Clients	07/14/2010	1,290	BUY	$12.1739
Robotti Advisors' Advisory Clients	07/15/2010	158	BUY	$12.11
Robotti Advisors' Advisory Clients	07/16/2010	500	BUY	$12.174
Robotti Advisors' Advisory Clients	07/19/2010	2,000	BUY	$12.146
Robotti Advisors' Advisory Clients	07/20/2010	1,595	BUY	$12.1981
Robotti Advisors' Advisory Clients	08/25/2010	(154)	SELL	$11.60
Robotti Advisors' Advisory Clients	08/26/2010	(176)	SELL	$11.50
Robotti & Company's Discretionary Customers	09/08/2010	(75)	SELL	$10.28

    (d)   Robotti & Company's discretionary customers and Robotti Advisors' clients have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, Common Stock owned by them. Except as set forth in the immediately preceding sentence, no Person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock beneficially owned by the Reporting Persons.

    (e)   Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 23, 2010

Robotti & Company, Incorporated

/s/ Robert E. Robotti	By:	/s/ Robert E. Robotti
Robert E. Robotti		Name: Robert E. Robotti
		Title: President and Treasurer

Robotti & Company, LLC

Robotti & Company Advisors, LLC

By: /s/ Robert E. Robotti
    Name: Robert E. Robotti
    Title: President and Treasurer

By: /s/ Robert E. Robotti
    Name: Robert E. Robotti
    Title: President and Treasurer

By: /s/ Kenneth R. Wasiak
    Kenneth R. Wasiak

Ravenswood Management Company, L.L.C.

The Ravenswood Investment Company, L.P.

By: /s/ Robert E. Robotti
    Name: Robert E. Robotti
    Title: Managing Member

By: Ravenswood Management Company, L.L.C.
    Its General Partner

Ravenswood Investments III, L.P.

By: /s/ Robert E. Robotti
    Name: Robert E. Robotti
    Title: Managing Member

By: Ravenswood Management Company, L.L.C.
    Its General Partner

By: /s/ Robert E. Robotti
    Name: Robert E. Robotti
    Title: Managing Member

Schedule A

The following table sets forth certain information concerning each of the directors and executive officers of each of the entities named below as of the date hereof.

Robotti & Company, Incorporated, Robotti & Company, LLC, and Robotti & Company Advisors, LLC

Name:	Robert E. Robotti
	(Director, President, Treasurer)
Citizenship	U.S.A.
Principal Occupation:	President and Treasurer, Robotti & Company, Incorporated
Business Address:	110 East 42nd Street, Suite 1100, New York, New York 10017
Name:	Joseph E. Reilly
	(Director, Secretary)
Citizenship:	U.S.A.
Principal Occupation:	Director and Secretary, Robotti & Company, Incorporated
Business Address:	110 East 42nd Street, Suite 1100, New York, New York 10017
Name:	Kenneth R. Wasiak
	(Director)
Citizenship	U.S.A.
Principal Occupation:	Consultant, Pustorino, Puglisi & Co., P.C.
Business Address:	515 Madison Avenue, New York, New York 10022

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